UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

TELEMAR PARTICIPAÇÕES S.A.

Corporate Taxpayer Registration (CNPJ/MF) No. 02.107.946/0001-87

Business Registration Number (NIRE) 3330016601-7

Public Company

TELE NORTE LESTE PARTICIPAÇÕES S.A. PUBLIC COMPANY CNPJ/MF No. 02.558.134/0001-58 NIRE 33 3 0026253 9	TELEMAR NORTE LESTE S.A. PUBLIC COMPANY CNPJ/MF No. 33.000.118/0001-79 NIRE 33 3 0015258 0

NOTICE TO THE MARKET

TELEMAR PARTICIPAÇÕES S.A., (“TmarPart”), jointly with its subsidiaries, TELE NORTE LESTE PARTICIPAÇÕES S.A. and TELEMAR NORTE LESTE S.A., hereby informs the market regarding the information contained in today’s newspapers and in addition to the notices released on January 9, 10 and 30, 2008, February 6, 2008 and March 26, 2008:

1. The negotiations aiming at the restructuring of the shareholding control of TmarPart and the acquisition of the indirect shareholding control of Brasil Telecom Participações S.A. are in a final phase. It is expected that they will be concluded today, with the execution of all of the documents and the pertinent corporate procedures. Due to the complexity of the matter and the magnitude of the negotiations involved, there is no certainty that they will be effectively concluded today.

2. Thus as soon as the negotiations have been concluded, TmarPart and its subsidiaries shall fully and immediately make disclosure to the market available.

Rio de Janeiro, April 25, 2008.

TELEMAR PARTICIPAÇÕES S.A.

Investors Relations Director

Jose Augusto da Gama Figueira (interim)

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Investors Relations Director

José Luís Magalhães Salazar

TELEMAR NORTE LESTE S.A.

Investors Relations Director

José Luís Magalhães Salazar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer